SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

 ______________

 SCHEDULE 13D/A
 (Rule 13d-101)
(Amendment No. 3)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
 PURSUANT TO RULE 13d-1(a)

CADUS CORPORATION
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

127639102
(CUSIP Number)

FARPOINT CAPITAL MANAGEMENT, LLC
6875 HUNTERS ROAD
NAPLES, FLORIDA 34109
239-596-5826
FAX (877) 496-1972

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 127639102		13D	Page 2 of 4 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Farpoint Capital Management, LLC EIN - 46-2678172
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS * OO - Funds of Investment Advisory Clients
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION: 6875 Hunters Road, Naples, Florida 34109
NUMBER OF	7.	SOLE VOTING POWER
SHARES		740,000
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		740,000
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 740,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 2.81%
14.		TYPE OF REPORTING PERSON IA

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock of CADUS CORPORATION (the "Company").  The principal executive offices of the Company are located at 767 Fifth Avenue, New York, NY 10153.

Item 2. Identity and Background

This statement is being filed by Farpoint Capital Management (the “Reporting Persons”).

a.	Name:	Farpoint Capital Management, LLC

b.	State of organization:	Nevada

c.	Principal business:	State Registered Investment Advisor

d.	Address:	6875 Hunters Road, Naples, Florida, 34109

e.
During the last five years, neither Farpoint Capital Management, LLC nor its President Bryan P. Healey has (i) been convicted in any criminal proceeding; or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

The Reporting Persons declined to exercise the subscription rights to acquire additional shares as a part of the rights offering that expired May 29, 2014.  The completion of the rights offering resulted in the number of outstanding shares of the Company increasing from 13,144,040 to 26,288,080.  Accordingly, the Reporting Persons percentage of ownership decreased from 5.62% to 2.81% by virtue of the increase in outstanding shares.  This amendment is being filed to reflect said decrease.

The Reporting Persons may from time to time and at any time, acquire additional shares.  They reserve the right to dispose of any or all of their securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the securities.

Item 5. Interest in Securities of the Issuer.

(a) The information regarding share ownership by Farpoint Capital Management, LLC on the cover page is incorporated here by reference.

(b) The information regarding share ownership by Farpoint Capital Management, LLC on the cover page is incorporated here by reference.

(c) Transactions effected during the previous 60 days:

Date	Shares Purchased (Sold)	Price Per Share

4/30/2014	6,100.00	$ 1.44
5/30/2014	(5,000.00)	$ 1.51
5/30/2014	(100.00)	$ 1.51

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Farpoint Capital Management, LLC hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Page 3 of 4 pages

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2014	Farpoint Capital Management, LLC By: /s/ Bryan P. Healey
Bryan P. Healey, President

Page 4 of 4 pages